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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Juno Lighting, Inc.
                              ----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    482047107
                                 --------------
                                 (CUSIP Number)

                                          With a copy to:
Mr. J. Ezra Merkin                        Lawrence G. Goodman, Esq.
Gabriel Capital, L.P.                     Swidler Berlin Shereff Friedman, LLP
450 Park Avenue, Ste. 3201                919 Third Avenue
New York, New York  10022                 New York, New York 10022
(212) 838-7200                            (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 10, 1999
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:|X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.  482047107                              Page    2    of         Pages
           ---------                                   -------      ------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Gabriel Capital Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                        1,788
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH

                      10       SHARED DISPOSITIVE POWER
                                    1,788

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                    1,788

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%
14       TYPE OF REPORTING PERSON*

                                    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                  SCHEDULE 13D

CUSIP No. 482047107                               Page    3    of         Pages
          ---------                                    -------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,212
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            1,788
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           1,212

                      10       SHARED DISPOSITIVE POWER
                                       1,788

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                    3,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%

14       TYPE OF REPORTING PERSON*

                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

                  This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of June 30, 1999 (the "Schedule 13D"), filed by Gabriel Capital Corporation and J. Ezra Merkin, relating to the common stock, par value $.01 per share ("Common Stock") of Juno Lighting, Inc. (the "Issuer"). The address of the Issuer is 1300 S. Wolf Road, Des Plaines, IL 60017-5065. Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b)

                  Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,788 shares of Common Stock held by Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 1,788 shares of Common Stock, or 0.0% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,212 shares of Common Stock held by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,788 shares of Common Stock held by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 3,000 shares of Common Stock, or 0.0% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 2,290,805 outstanding shares of Common Stock of the Issuer as of June 30, 1999, as reported in the Issuer's Current Report on Form 8-K dated June 30, 1999.

                  (c) The transactions in the Common Stock by the Reporting Persons since the filing of the Schedule 13D are set forth on Annex A hereto.

                  (d)      Not Applicable.

                  (e) The Reporting Persons deemed to be the beneficial owner of more than five percent of the Common Stock on September 10, 1999.


                                     Page 4


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GABRIEL CAPITAL CORPORATION

                               By: /s/ J. Ezra Merkin
                                  ------------------------
                                  Name:  J. Ezra Merkin
                                  Title:  President

                            /s/ J. Ezra Merkin
                            -----------------------------------
                            J. EZRA MERKIN

Dated: September 17, 1999


                                     Page 5


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                                     Annex A

             Purchases and Sales of Shares of Common Stock since the
                           filing of the Schedule 13D

                                                            Number of Shares
                                       Aggregate       ------------------------
Date             Price Per Share      Share Amount     Ariel Fund       Gabriel
----             ---------------      ------------     ----------       -------
8/31/99(1)          $12.125              5,000          2,980            2,020
9/10/99(1)           11.10             723,835        431,406          292,429
9/10/99(1)           11.10               1,290            769              521
9/14/99(2)           11.2308             1,300            775              525
9/14/99(2)           11.2188               100             60               40
9/15/99(2)           11.375              1,600            954              646

----------------
(1)  Open Market Sale
(2)  Open Market Purchase


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